STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

 PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 West Broadway	4695 MacArthur Court
Suite 400	Eleventh Floor
San Diego, California 92101	Newport Beach, California 92660
Telephone: (619) 595-4882	Telephone: (949) 798-5541
Facsimile: (619) 595-4883	Facsimile: (949) 258-5112
email: djs@slgseclaw.com
web: www.slgseclaw.com

June 19, 2006

Tia L. Jenkins

Senior Assistant

Chief Accountant

United States

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Accessory Specialists, Inc.
Your Letter dated June 1, 2006

Form 10-KSB

Filed March 16, 2006
File No. 000-29353

Dear Ms. Jenkins:

This correspondence is in response to your letter dated June 1, 2006 in reference to our filing of the Form 10-KSB filed on March 16, 2006 on behalf of Accessory Specialists, Inc., your File No. 000-29353.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filing of the Form 10-KSB/A-1.

Item 8A – Controls and Procedures

1.

We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in your reports is recorded, processed, summarized and reported within the specified time periods. Revise to clarify, if true, that your disclosure controls and procedures are also designed and effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your sole officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Accessory Specialists, Inc.

SEC Comment Letter

June 1, 2006

Response:

We acknowledge the Commission’s comment and have amended the filing under Item 8A – Controls and Procedures for the fiscal year ended December 31, 2005.

Report of Independent Registered Public Accounting Firm

2.

Please revise to provide an audit report that includes the statements of operations, shareholders' deficit and cash flows for the fiscal year ended December 31, 2005, in its scope. Also, in the heading to the report, you refer to "Your Domain.com". Please revise to address the proper company.

Response:

We acknowledge the Commission’s comment and the Independent Registered Public Accounting Firm has amended its audit report for the fiscal year ended December 31, 2005.

Form 10-QSB for the quarter ended March 31, 20006

3.	Please revise Item 3 of your Form 10-QSB to address the above comment # 1 on disclosure controls and procedures.

Response:

We acknowledge the Commission’s comment and have amended the filing under Item 3 – Controls and Procedures for the quarter ended March 31, 2006.

Please advise if we can be of any further assistance.

Very truly yours,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

cc:	Accessory Specialists, Inc.
Anthony N. DeMint, President